AB
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14049629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing (City) MI (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel O'Shea 517-323-6695
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1 (Address) Lansing (City) MI (State) 48912 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gp 3/25/14

OATH OR AFFIRMATION

I, Daniel O'Shea ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____
Signature

Treasurer
Title

____
Notary Public

BETTY J. SCHAIBLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF EATON
MY COMMISSION EXPIRES Jul 13, 2018
ACTING IN COUNTY OF Eaton

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission and
agreed upon procedures report required by SIPC)

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FB Equity Sales Corporation of Michigan

Report on the Financial Statements

We have audited the accompanying financial statements of FB Equity Sales Corporation of Michigan (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves preforming procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates direct to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States in America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Maner Costerisan PC

February 15, 2014

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 217,427	$ 314,884
Commissions receivable	7,216	5,370
Related party receivable	37,050	7,871
Other receivables	1,640	1,825
Prepaid expenses	21,595	10,541
TOTAL ASSETS	$ 284,928	$ 340,491
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Related party payable	$ 26,346	$ 24,584
Commissions payable	3,402	2,434
Total liabilities	29,748	27,018
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	940,000	940,000
Deficit	(694,820)	(636,527)
Total stockholder's equity	255,180	313,473
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 284,928	$ 340,491

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES:		
Commissions	$ 106,384	$ 100,153
Other revenue	2,014	-
Interest	101	47
Total revenues	108,499	100,200
EXPENSES:		
Commissions	48,245	44,144
Salaries and employee related costs	105,471	115,226
Administrative costs	50,174	40,313
Total expenses	203,890	199,683
Loss before income tax benefit	(95,391)	(99,483)
INCOME TAX BENEFIT	37,098	39,527
NET LOSS	$ (58,293)	$ (59,956)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2012	$ 10,000	$ 690,000	$ (576,571)	$ 123,429
ADD (DEDUCT):				
Additional paid-in capital	-	250,000	-	250,000
Net loss	-	-	(59,956)	(59,956)
BALANCE, December 31, 2012	10,000	940,000	(636,527)	313,473
(DEDUCT):				
Net loss	-	-	(58,293)	(58,293)
BALANCE, December 31, 2013	$ 10,000	$ 940,000	$ (694,820)	$ 255,180

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (58,293)	$ (59,956)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	(1,846)	(173)
Related party receivable	(29,179)	29,552
Other receivables	185	2,843
Prepaid insurance	(11,055)	(14)
Related party payable	1,762	(1,940)
Commissions payable	969	(25)
Total adjustments	(39,164)	30,243
Net cash used by operating activities	(97,457)	(29,713)
Cash flow from financing activities:		
Capital contributions	-	250,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(97,457)	220,287
CASH AND CASH EQUIVALENTS:		
Beginning of year	314,884	94,597
End of year	$ 217,427	$ 314,884

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market funds are carried at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company deposits its cash with FDIC insured financial institutions. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditor's opinion date, which is the date the financial statements were available to be issued.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local returns generally remain open for examination by various taxing authorities for a period of three to four years.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 75% of commission revenue in 2013 and 2012 is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Federal income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts are also due from the parent company for State of Michigan Corporate Income Tax. Amounts due from the parent company for federal and state income taxes amounted to $37,050 and $7,871 at December 31, 2013 and 2012, respectively.

NOTE 3 - INCOME TAXES (Concluded)

The provision for income tax expense at December 31 consists of the following:

	2013	2012
Provision for federal income tax benefit	$ 31,383	$ 33,578
Michigan business tax benefit	5,715	5,949
Provision for income tax benefit	$ 37,098	$ 39,527

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to $131,587 and $140,024 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the amounts due to the related parties were $26,346 and $24,584, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received $6,670 and $56,110 from Michigan Farm Bureau Financial Corporation for federal income tax refund during the period ending December 31, 2013 and 2012, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had regulatory net capital of $187,953 which was $182,953 in excess of its required net capital requirement of $5,000. The regulatory net capital ratio of the Company was .1583 to 1.

NOTE 7 - SECURITIES INVESTOR PROECTION CORPORATION

FB Equity Sales Corporation has completed Form SIPC-3, Certification of Exclusion From Membership, and therefore is not subject to filing forms SIPC-6 and SIPC-7 as it is not a member of the Securities Investor Protection Corporation.

SUPPLEMENTARY INFORMATION

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION
WITH COMPANY'S COMPUTATION AND STATEMENT PURSUANT TO
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANCE COMMISSION
AS OF DECEMBER 31, 2013

NET CAPITAL		
Total stockholder's equity		$ 255,180
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 1,640	
12(b)1 trail receivables	3,191	
Prepaid insurance	21,595	
Related party receivable	37,050	63,476
Net capital before haircuts on securities positions:		191,704
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		3,751
Net capital		$ 187,953
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts and commissions payable		$ 29,748
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of $29,748 at 6 2/3 percent or $5,000 if greater)		$ 5,000
Excess net capital		$ 182,953
Ratio: Aggregate indebtedness to net capital		.1583:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
FB Equity Sales Corporation of Michigan

In planning and performing our audit of the financial statements of FB Equity Sales Corporation of Michigan (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner Costerisan PC

February 15, 2014

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

Board of Directors
FB Equity Sales Corporation of Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by FB Equity Sales Corporation of Michigan, (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2013 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2013 noting no differences; the Company had interest revenue which is include in the Schedule of Revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2013 to supporting schedules and working papers, and internally prepared financial statements noting no differences.

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2013 and in the related schedules and working papers, and internally prepared financial statements noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2014

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2013

$ 96,688	Commissions from distribution of shares of registered open end investment companies or unit investment trusts
9,696	Commissions from sale of variable annuities
2,014	Payments received from brokers for not reaching production thresholds
101	Interest revenue
$ 108,499	Total revenues (as stated in the audited financial statements)